February 24, 2012

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 2054

Re:

Fresh Start Private Management, Inc.

Amendment No. 2 to Form 8-K

Form 8-K Filed November 4, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 21, 2011

File No 0-54208

Dear Mr. Decker:

In response to your letter dated February 10, 2012, here are the answers as follows:

Form 8-K/A filed February 9, 2012

General

1.

We note your response to comment 19 of our letter dated December 2, 2011.  Since this is a reverse acquisition and the auditor for Fresh Start Private, Inc. (Chang G. Park, CPA) is different from the auditor for Fresh Start Private Management, Inc. (Kyle L. Tingle, CPA, LLC), it appears that you had a change of accountants as a result of this transaction.  Please file and Item 4.01 Form 8-K that includes the information required by Item 304 of Regulation S-K.  Please also file under Exhibit 16 to the Item 4.01 Form 8-K a letter from your former auditors stating whether they agree with the statements made by you as required by Item 304(a)(3) of Regulation S-K.

Response:

The Form 8-K for Item 4.01 Change in Accountants was filed February 15, 2012.  Exhibit 16.1 to the filing included the letter from Kyle L. Tingle, CPA, LLC. as required.  We are waiting for the letter from Chang G. Park CPA and will file an amendment to the Form 8-K to include his letter within 48 hours of receipt from Mr. Park.

Description of Business

2.

We note your responses to comments one, two, and four of our letter dated December 2, 2011.  Please amend your Form 8-K so that it includes the disclosures you provided in these responses.

Response:

The responses have been incorporated into the Form 8-K/A Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Reverse Acquisition of FSP

3.

In the second paragraph, please remove your references to drug treatments and drug users.  In this regard, we not your response to comment three of our letter dated December 2, 2011 in which you stat your only focus is on the treatment of alcohol addiction.

Response:

The C ompany ’s on ly focus is on the treatment of alcohol addiction.  We have removed the references to FSPI engaging in drug rehabilitation.

Directors and Executive Officers

4.

We note your response to comment 13 of our letter dated December 2, 2011.  It does not appear that you provided the requested disclosure in this section.  Please revise this section to disclose how long Dr. Andrade has served in his current position with the company.  Please also clarify, in this section, which pre-merger entity, if any, each named executive officer and director held a position, and disclose the position.  Finally, please disclose how much of your executive officers’ time is devoted to the company.  In this regard, we note your disclosure regarding their involvement in certain other companies.

Response:

We have expanded the disclosure for the requested items.

Certain Relationships and Related Transactions, and Director Independence

5.

We note your response to comment 13 of our letter dated December 2, 2011.  It does not appear you provided the requested disclosure.  In the “Directors and Executive Officers” section, please discuss each Company controlled by Dr. Andrade and Neil Muller.  Additionally, in this section, please disclose the type of consulting services the company receives or received from Terranautical Global Investments, Premier Aftercare Recovery Service, and West Coast Health Consulting, Inc.  Address any conflicts of interest you executive officers and directors may have as a result of their involvement with these other companies.  The fact that you did not have funds to pay an outside company for the services provided by these companies does not address the conflicts of interest, if any, that arise from these relationships.

Response:

We have expanded the description in Amendment No. 2. explaining the relationships and how the company will overcome the perceived conflicts of interest.

6.

We note your response to comment 14 of our letter dated December 2, 2011.  In your Form 8-K, where you discuss the consulting fee paid to Dr Andrade, please include the disclosure in your response.

Response:

We included the disclosure in Amendment No. 2.

7.

We note your response to comment 15 of our letter dated December 2, 2011 is not responsive to our comment.  Rather than telling us the amount of cash consideration you received from Fresh Start Private Management for the promissory note, please tell us what consideration you gave to filing the promissory note, dated August 5, 2010, as an exhibit to the Form 8-K, or file the note as an exhibit with your next amendment.

Response:

We added the promissory note as Exhibit 10.6 to Amendment No. 2 of the 8-K.

8.

We note your response to comment 16 of our letter dated December 2, 2011. You still state that persons who beneficially own shares of your common stock comprising more than 5% of the voting rights attached to the outstanding shares of common stock have had no material interest in any transaction or in any presently proposed transaction that has or will materially affect you.  Please correct this disclosure, as each of Dr. Andrade and Neil Muller, with whom you have engaged in material transaction, own more than 5% of your common stock.

Response:

The comment was revised to reference the Andrade and Muller transactions.

Item 3.02 Unregistered Sales of Equity Securities

9.

We not that you did not provide a response to comment 18 of our letter dated December 2, 2011, and we reissue the comment.  Please amend your Form 8-K to include all information for all period required by Item 701 of Regulation S-K.  In this regard, we note your disclosure in Notes 6 and 7 to both the audited and unaudited financial statements, as well as your disclosure in Note 12 to the unaudited financial statements, disclose unregistered transaction that do not appear in your Item 3.02 disclosure.

Response:

We have expanded Item 3.02 for transactions of the public shares.

Exhibit 99.2 – Unaudited Financial Statements.

Note 12 – Subsequent Events

10.

We note that you did not provide a response to comment 27 of our letter dated December 2, 2011 and we reissue the comment.  Please tell us what consideration you gave to filing the debt facility agreement as an exhibit to your Form 8-K, or file the agreement as an exhibit with your next amendment.

Response:

We have included the debt facility agreement as Exhibit 10.7

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management’s Discussion and Analysis or Plan of Operations

Competitive Factors

11.

 We note that your response to comment 32 of our letter dated December 2, 2011 does not address our comment.  In this section,, you state that Fresh Start has successfully treated over 5,000 patients and that the Fresh Start,  Program is less expensive than many traditional treatment centers.  However, in your Form 8-K/A filed February 2, 2012 you state that you have only treated over 100 patients and that many of your competitor’s services are much cheaper.  Please confirm to us how many patients your team has treated as well as how the costs of your program compares to the costs of your competitors’ programs.  Please make revision in you Form 8-K/A if necessary.

Response:

The Form 10-Q has been amended.

Exhibits 31.1 and 32.1

12.

We note your response to comment 34 of our letter dated December 2, 2011.  However you did not file a Form 10-Q/A for the quarterly period ended September 30, 2011, as indicated in your response.  Please supplementally confirm to us that Dr. Andrade also signed the certifications to the Form 10-Q for the quarterly period ended September 30, 2011 in his capacity as principal financial officer of the company.   In this regard, we not he identifies himself as Chief executive Officer and Principal Accounting Officer rather than the Chief Executive Office and Principal Financial Officer.  Additionally, in future filing, please be sure to clearly identify that the principal financial officer is signing the certification in that capacity.

Response:

His capacity as principal financial officer was included in the Exhibits of the Form 10-Q/A

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

If you have any questions, please feel free to contact me at (714) 656-7750

Sincerely,

/s/ Jorge Andrade

Jorge Andrade

Chief Executive Officer